SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Materials Contained in this Report:

I.
English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on February 4, 2010, with respect to the registrant’s results of operations for the third quarter of FY2010, ended December 31, 2009.

(1)	FY2010 Third Quarter Financial Summary

(2)	Supplemental Material for Financial Results for FY2010 Third Quarter (Consolidated)

(3)	Supplemental Material for Financial Results for FY2010 Third Quarter (Unconsolidated)

II.	English translation of the Notice Concerning Amendments to the Forecasts for FY2010, as filed by the registrant with the Tokyo Stock Exchange on February 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  February 4, 2010